Exhibit Q
DESCRIPTION OF ISSUANCE,
TRANSFER AND REDEMPTION PROCEDURES
FOR FLEXIBLE PREMIUM VARIABLE
UNIVERSAL LIFE INSURANCE POLICIES
ISSUED BY NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II of
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
INTRODUCTION
1.   Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act provides exemption from Sections 22(c), 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. (Rule 6e-3(T) has not been amended to reflect the addition of Section 27(i)).
2.   Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, “under the same terms and conditions as a separate account claiming exemption under --- Rule 6e-3(T).” Therefore, a separate account that registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rules 6e-3(T)(b)(12)(iii). The purpose of this memorandum is to fulfill this requirement with respect certain Flexible Premium Variable Universal Life Insurance Policies (“Policy” or “Policies”) offered in connection with Northwestern Mutual Variable Life Account II (“Separate Account”), a separate investment account of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) qualified as life insurance under certain definitional tests based on the 2017 Commissioner’s Standard Ordinary (CSO) mortality tables; namely the Survivorship Variable Universal Life Plus Policy.
3.   Assets held in the Separate Account consist entirely of interest in shares of various series (each a “Portfolio,” together the “Portfolios”) of the Northwestern Mutual Series Fund, Inc., the Russell Investment Funds (including series comprising the Russell Life Points® Variable Target Portfolio Series), the Fidelity® VIP Mid Cap Portfolio and Fidelity® VIP Contrafund® Portfolio, each a series of Fidelity Variable Insurance Products III, and Fidelity Variable Insurance Products II, respectively, the Neuberger Berman Advisers Management Trust Socially Responsive Portfolio, and the Credit Suisse Trust – Commodity Return Strategy Portfolio, the American Funds Insurance Series, the BlackRock Variable Series Fund, Inc., Columbia Funds Variable Series Trust II, and the John Hancock Variable Insurance Trust, as well as any interest in shares of any other fund Northwestern Mutual may make available from time to time, (collectively, the “Funds”). Shares of each series are valued daily as of the close of trading on the NYSE.
4.    Policy Owners may be allowed to allocate money to a fixed interest crediting option subject to certain restrictions as described in the prospectus. The principal and interest credited to amounts in such fixed interest crediting option are backed by the Company’s General Account and accrue interest daily at rates determined by the Company.

The defined terms used herein are the same as the defined terms in the Policy or Policies or prospectuses, unless otherwise defined herein.
RULE 6e-3(T)(b)(12)(iii)
5.   Rule 6e-3(T)(b)(12)(iii) provides exemptions from the sections and rules cited above to the extent “Necessary to comply with this Rule or with insurance laws and regulations and established administrative procedures of the life insurer for issuance, increases in or additions of insurance benefits, transfer and redemption of flexible contracts, including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract.” The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.
ISSUANCE PROCEDURES
A.  Premium Structure and Insurance Underwriting Standards
6.    The Policies are variable flexible premium universal life contracts. Premiums may be paid at any time and in any amount, within limits. The actual Cost of Insurance Charge will vary based on the proposed Insured’s Issue age, sex, underwriting class, Policy duration, Specified Amount, and the net amount at risk. Thus, the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account, the differences in risks. Underwriting reclassifications pursuant to our procedures will generally only result in changes to current pricing at the time of such reclassification.
7.    As a mutual life insurance company organized in Wisconsin, Northwestern Mutual is required to offer its insurance contracts as participating policies which share equitably in Northwestern Mutual’s divisible surplus. The Policies accordingly have been designated as participating. However, no dividends are anticipated since this Policy is not expected to contribute to divisible surplus.
8.    Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court1 has created legal liability issues for employers who purchase, or are otherwise involved in the purchase of, insurance products which are priced to reflect these differences. Similarly, the laws of individual states may require that policies offered there use a sex-neutral pricing basis. The Policies will accordingly be offered on a sex-neutral pricing basis for use as required in any such situations.
B.  Procedures for Placing a Policy in Effect
9.    When a proposed Insured applies for a Policy, Northwestern Mutual will begin the process of risk evaluation to determine whether the proposed Insured satisfies Northwestern Mutual’s underwriting and insurability requirements, and the application meets the definition of insurance, including MEC-limit review. A best interest review is completed and signed off by a registered principal of Northwestern Mutual Investment Services LLC (“NMIS”) in the field Network Office or in the Centralized Supervision Team prior to submission to the Home Office. Any Premium received by NMIS will be forwarded to the Home Office. Several days or weeks may elapse from the date of the application until this underwriting procedure and MEC-limit review is completed and, if insurability is established, the Policy is issued and delivered to a Policy Owner. If an initial Premium has been paid, delivery should occur within 45 days of underwriting approval. If on the 45th day we do not have proof of Policy delivery, we will initiate the process to refund coverage, but we reserve the right to make reasonable extensions at our discretion during unusual circumstances. If the Insured dies in the interim, after an initial Premium has been paid, Northwestern Mutual will pay the Death Benefit, subject to maximum amount limitations, to the beneficiary unless it is determined that the application would have been rejected in accordance with our then-current underwriting standards. States may mandate, or Northwestern Mutual may provide, for longer periods under certain circumstances (e.g., natural disasters or heath crises).
10.    If the applicant for insurance pays an initial Premium when the application is submitted, the Date of Issue, when coverage and contestability begin with approved insurability, will be the later of the signed application date or medical evidence date. The medical evidence date is the date on which the medical evidence form(s) required for underwriting has been signed. The Policy Date will be equal to the Date of Issue unless a special Policy Date has been requested by a Policy Owner. The Policy Date is the date for measuring Policy Years, Policy Anniversary, and the Monthly Processing Date, among other things. If the Insured dies after the Date of Issue, but prior to the completion of underwriting and Policy delivery, Northwestern Mutual will pay the Death Benefit, subject to maximum amount limitations, to the beneficiary unless it is determined that the application would have been rejected in accordance with our then-current underwriting standards. This coverage ends if the Policy has not been delivered and accepted within 45 days of underwriting approval.
11.    If the premium is not paid when the application is signed, no insurance will be in effect. The insurance will take effect at the time the Policy is delivered, and the premium is paid, if the Insured is living at the time and the answers and statements in the application are then true to the best of the Insured’s knowledge and belief. In this case the Policy Date and the Date of Issue will be the date the Policy is delivered, accepted by a Policy Owner, and the premium is received. If an age change occurs during the delivery period, the Policy Date will be reset to the last date prior to the Insured’s age change. Forty-five days are allowed for policy delivery. If more than 45 days elapse, the Policy Date will be reset according to the Financial Representative’s instructions and will be subject to approval by the Home Office.
For both internal and external 1035 exchanges/replacements, the Date of Issue will be set to the termination date of the replaced coverage to ensure the Insured has no lapse in coverage. The Policy Date will be equal to the Date of Issue unless a special Policy Date has been requested by a Policy Owner.
12.    Northwestern Mutual reserves the right to reject an application for any reason permitted by law. If an application is declined or cancelled by Northwestern Mutual for any reason prior to the In Force Date, the full amount paid with the application will be refunded without interest, unless otherwise required by law or unless Northwestern Mutual, in its sole discretion, pays interest to payers by company practice.
Policies which are approved as “other than as applied for” will maintain the original Date of Issue but receive a current Policy Date. Term insurance will be automatically provided for the interim period from the original Date of Issue to the new Policy Date. This interim coverage is referred to as Short-Term Insurance.
13.    For purposes of the Policies, one’s age is reckoned as the age at the last or next birthday, depending on which is closer. The Policy Date may be backdated for a maximum of 6 months, subject to applicable state insurance law. The Policy will incur monthly charges based on the Policy Date selected. Upon request, the Policy Date may be a future date within 30 days of the Date of Issue, subject to applicable state insurance law. In that case, term insurance is available for the interim period and a short-term premium is charged from the Date of Issue to the future Policy Date. Subject to state insurance law, we may future date the Policy up to 120 days if the underwriting classification is different than requested on the application.
14.    Investment experience in the Government Money Market Division of the Separate Account Divisions will begin on the In-Force Date. Investment experience in all other Divisions of the Separate Account will begin on the Initial Allocation Date. The Initial Allocation Date depends on state regulations and may be as early as the underwriting approval date, as late as receipt of notice of accepted delivery, or the end of the Right to Return period. Policy Values for any date are determined as of the close of trading on that Valuation Date, or the next Valuation Date if the date Policy Values are determined is not a Valuation Date.
15.    The suicide and contestability periods under a Policy will run from the Date of Issue or the date of reinstatement (or earlier, as required by state law). The Date of Issue will not necessarily coincide with the Policy Date, for the reasons indicated above.
16.    The Policy must maintain a minimum amount of insurance coverage determined by Northwestern Mutual from time to time. A Policy Owner may change this amount subject to the approval of Northwestern Mutual. Northwestern Mutual reserves the right to charge for changes in the minimum amount of insurance coverage.
C.  Premium Processing
17.    Premiums may be paid at any time and in any amount, within certain limits as described in the prospectus. Any Premium Payment submitted with the application will be transferred to the General Account and the Net Premium will remain in the General Account until the In-Force Date. Northwestern Mutual will credit the Net Premium with interest while it remains in the General Account. The interest rate paid is at the sole discretion of Northwestern Mutual. On the In-Force Date, unless the In-Force Date is also the Initial Allocation Date, Northwestern Mutual will transfer and credit the initial Net Premium and accrued interest to the Government Money Market Division of the Separate Account. If the In-Force Date is not a Valuation Date, then Northwestern Mutual will transfer and credit the initial Net Premium and accrued interest on the next Valuation Date. If payment is not made with the application, Northwestern Mutual will transfer and credit the initial Net Premium to the Government Money Market Division of the Separate Account on the Valuation Date it is received at the Home Office, provided all other requirements have been satisfied. If it is not received on a Valuation Date, Northwestern Mutual will transfer and credit the initial Net Premium on the next Valuation Date.
The Initial Allocation Date is the date Northwestern Mutual allocates initial Net Premiums among the Divisions and, if applicable, any available fixed account option in accordance with Policy Owner instructions. Prior to the Initial Allocation Date, Northwestern Mutual will transfer and credit Net Premiums to the Government Money Market Division of the Separate Account. On and after the Initial Allocation Date, Northwestern Mutual will transfer and credit all Net Premiums (i.e., subsequent Premium Payments less Premium Expense Charges) to the Divisions of the Separate Account and, if applicable, any available fixed account option based on Policy Owner instructions then in effect.
Short term premium charges, for any term insurance coverage provided from the Date of Issue to the Policy Date, are also deducted from the initial Net Premium if applicable.
Once the Policy is in force, there is no required schedule or amount of Premium Payments, though a Policy Owner may make additional Premium Payments. Premium Payments received in good order before the close of trading on the NYSE on a Valuation Date are deemed to be received and credited on that Valuation Date. If they are received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date. Premium Payments are subject to our administrative procedures which may include underwriting and Modified Endowment Contract (MEC) review. If there is Policy debt, Premium Payments will reduce Policy debt unless specifically designated otherwise. In some instances, Northwestern Mutual may hold Premium amounts under established procedures if transaction instructions are not in good order in order to ascertain Policy Owner instructions or process the transaction in good order, which may include MEC review. “Policy Owner” may include an authorized representative of a Policy Owner, if allowable under applicable law.
18.    Transactions between the Separate Account and the General Account of Northwestern Mutual will be effected as of the dates determined in accordance with the terms of the Policies, but the transactions will not in all cases be physically processed on those dates. For example, as described below, the death of an Insured will mark the date on which the Policy ceases to participate in the investment experience of the Separate Account, with interest being paid on Policy proceeds from the date of death until the Policy is settled, but several days may elapse before Northwestern Mutual receives notification. Because of the timing discrepancies the total assets of the

Separate Account may not always exactly match the sum of the interests in the Separate Account represented by all of the Policies outstanding. An accounting routine has been established to reconcile these amounts and the amount of assets in the Separate Account will be adjusted as required in accordance with applicable law.
19.    Northwestern Mutual will monitor Policies and will attempt to notify a Policy Owner on a timely basis if a Policy Owner’s Policy is in jeopardy of becoming a MEC under the Internal Revenue Code. Depending on the instructions received, excess Premium may be reversed from the Policy and returned with interest within 60 days after the end of the Policy year in which they are paid. Excess payments the Policy Owner wants applied are applied to the Policy when instructions are received in good order. “Policy Owner” may include an authorized representative of a Policy Owner, if allowable under applicable law.
If mandated under applicable law, Northwestern Mutual may be required to reject an initial Premium Payment and therefore the application for the Policy.
D.   Right to Return Policy
20.    A Policy Owner has the right to return the Policy for a refund within 10 days for any reason or thirty (30) days if a Policy Owner is replacing the Policy (or for different periods if required by state law) by returning the Policy. In order to minimize the investment risk to Northwestern Mutual during the period when a Policy Owner has the right to return the Policy for at least a full premium refund, initial Net Premiums placed into the Separate Account prior to the Initial Allocation Date are placed in the Government Money Market Division of the Separate Account. In states that allow investment experience to be reflected in the refund, initial net premiums can be placed into any Division of the Separate Account as early as underwriting approval. These rules are reflected in the setting of the Initial Allocation Date.
TRANSFER PROCEDURES
A.  Dollar-Cost Averaging and Portfolio Rebalancing
21.    A Policy Owner may elect, for no additional charge, to authorize Northwestern Mutual to transfer amounts on a monthly basis from the Government Money Market Division to other Divisions as directed. A Policy Owner may also arrange to have invested amounts rebalanced to established percentages on a monthly, quarterly, semi-annual, or annual basis. Northwestern Mutual may modify or suspend these programs at any time.
B.  Transfers
22.    The Separate Account currently consists of 40 Divisions. All assets of each Division are invested solely in shares of the corresponding Portfolio. After the Initial Allocation Date, a Policy Owner may direct that accumulated amounts under the Policy be transferred from one Division to another, or, if applicable, to or from any available fixed account option, provided accumulated amounts remain in no more than 30 Divisions at a time. A maximum of 30 Divisions may be in use at any one time for existing or future allocations, including allocations or transfers through any special programs, such as dollar cost averaging or portfolio rebalancing. Where allowed by state law, the Policy provides for a $25 charge for transfers of assets among the Divisions of the Separate Account, although Northwestern Mutual may waive such fee in its sole discretion. Where permitted by state law, Northwestern Mutual reserves the right to impose a minimum or maximum size on transfer amounts. Transfer requests must be in an amount greater than or equal to 1% of amounts in the Divisions. A Policy Owner may request the transfer in writing and under certain circumstances when available, by telephone or the Internet according to our procedures for electronic instructions. Transfers received by Northwestern Mutual at its Home Office in good order before the close of trading on the NYSE on a Valuation Date will be effective on that Valuation Date. Transfers received by Northwestern Mutual at its Home Office on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, will be effective on the next Valuation Date. Northwestern Mutual reserves the right to impose minimum and/or maximum limits on transfer amounts in its sole discretion. Where allowable by applicable law, a Policy Owner’s financial representative may provide us with transfer instructions on behalf of a Policy Owner subject to our current procedures, rules, and requirements. If the effective date does not match the date the transfer instructions are due to be forwarded to the Home Office according to our procedures, the Home Office will contact NMIS to resolve any discrepancies.
C.  Short Term and Excessive Trading
23.    To deter short term and excessive trading, Northwestern Mutual has adopted and implemented policies and procedures which are designed to control abusive trading practices and seeks to apply these policies and procedures uniformly to all Policy Owners, except to the extent we are prevented from doing so under applicable state or federal law or regulation. Any exceptions must be either expressly permitted by these policies and procedures or subject to an approval process described in them.
Among the steps Northwestern Mutual has taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions, including (with certain exceptions as identified in the prospectus) the prohibition of more than twelve transfers (or multiple transfers on the same effective date) among Divisions under a single Policy during a Policy year. Further, a Policy Owner who is identified as having made a transfer in and out of the same Division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers if a total of three round trips are made within that same Policy year or two round trip transfers are made within any subsequent year. The restriction will last until the next Policy Anniversary and the investor will be sent a letter informing him or her of the restriction. An investor (Policyowner) who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division, excluding the Government Money Market Division and the Divisions corresponding to the Portfolios of the Russell Investment Fund LifePoints® Variable Target Portfolio Series, will be restricted from making additional transfers if a total of two round trips are made within that same Policy Year or one round trip transfer is made within any subsequent year. The restriction will last until the next Policy Anniversary and the investor will be sent a letter informing him or her of the restriction. Unless Northwestern Mutual believes an investor’s trading behavior is problematic, these limitations do not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, and interest sweeps, or to initial allocations, the use of asset allocation models or changes in future allocations. Once a Policy is restricted, so long as you are not otherwise restricted from making additional transfers into the Government Money Market Division under the terms of the Policy or Prospectus, Northwestern Mutual allows one additional transfer into the Government Money Market Division until the next Policy Anniversary Date. Limitations may be modified in accordance with our procedures to modify some of these limitations to allow for transfers that would not count against the total transfer limit as necessary to alleviate potential hardships to investors, such as transfers required as a result of a fund substitution, liquidation, or merger.
These policies and procedures may change from time to time in Northwestern Mutual’s sole discretion without notice; provided, however, Policy Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require Northwestern Mutual to provide transaction information to the Fund.
Northwestern Mutual intends to monitor events and the effectiveness of its policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, Northwestern Mutual may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on its ability to impose restrictions on the trading practices of a Policy Owner. The short term trading limitations supersede any limits and other limits that may be imposed on transfers.

REDEMPTION PROCEDURES
A.  Surrender for Cash Value
24.    The Cash Surrender Value equals the Policy Value minus the sum of Policy Debt and any surrender charge that would be imposed. A Policy Owner may surrender the Policy for the Cash Surrender Value at any time upon written request while the Insureds are alive, and the Policy is in force. Northwestern Mutual will determine the Cash Surrender Value on the Valuation Date it receives a Policy Owner’s written request in good order at its Home Office, except that if the written request is received on or after the close of trading on a Valuation Date or on a day that is not a Valuation Date, Northwestern Mutual will determine the Cash Surrender Value on the next Valuation Date.
25.    Northwestern Mutual will generally pay surrender proceeds, less any applicable surrender charge, within seven days of receipt of a Policy Owner’s written request, except under the circumstances described below in the “Deferral of Determination and Payment” section.
26.    When a surrender of a Policy is effected, Northwestern Mutual will pay the Cash Surrender Value out of the assets held in the General Account. An amount equal to the amounts in the Divisions will be transferred from the Separate Account to the General Account as of the effective date of the surrender.
B.  Withdrawal of Policy Value
27.    A withdrawal of Policy Value may be made under certain conditions specified in the prospectus. Generally, a Policy Owner may make up to four withdrawals in a Policy Year, and the minimum amount for each withdrawal is $250. A Policy Owner may not withdraw an amount that would: (1) reduce the Loan Value (net of any applicable service charge) to less than the Policy Debt; (2) for certain death benefit options, reduce the Specified Amount to less than the minimum Specified Amount that Northwestern Mutual would require for issuance of a Policy at the time of the withdrawal (unless under force as paid up insurance); or (3) reduce the Cash Surrender Value to less than the sum of three times the most recent Monthly Policy Charge. Northwestern Mutual reserves the right to charge a fee of up to $25 per withdrawal. This fee is currently being waived.
28.    Withdrawals may be made upon written request to Northwestern Mutual’s Home Office. The maximum allowable withdrawal will be determined by reference to computations as of the close of trading on the Valuation Date the request is received in good order. The amount of the withdrawal will be disbursed from the Home Office. Withdrawal proceeds are generally paid within seven days after a request is received in good order by Northwestern Mutual, except under the circumstances described below in the “Deferral of Determination and Payment” section.
C.  Payment of Death Benefit
29.    Northwestern Mutual will pay the Death Benefit to the beneficiaries or other designated payees in accordance with the terms of the Policy following receipt at the Home Office of proof of second death. The amount of the Death Benefit paid will be determined as of the date of second death. Northwestern Mutual may transfer invested amounts into the Government Money Market division of the Separate Account upon notification of second death until the Death Benefit is paid in order to minimize breakage. Payment of the Death Benefit is subject to the suicide and contestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met, except under circumstances described below in the “Deferral of Determination and Payment” section.
30.    The Death Benefit for a Policy will depend on the Death Benefit option chosen. With Option A, the Death Benefit equals the great of the Specified Amount or the Minimum Death Benefit. With Option B, the

Death Benefit equals the sum of the Specified Amount plus Policy Value or the Minimum Death Benefit. And with Option C, the Death Benefit equals the Specified Amount plus Cumulative premiums, minus Cumulative Withdrawals or the Minimum Death Benefit. The Death Benefit before the Policy Anniversary nearest the younger Insured’s 121st birthday is determined by the Death Benefit option in effect at the time of the second death. The Death Benefit on and after the Policy Anniversary nearest the younger Insured’s 121st birthday will be equal to the Policy Value. The Minimum Death Benefit is the amount required by federal tax law to maintain the Policy as life insurance.
Under any of the Death Benefit options, the Death Benefit will be increased, if necessary, to meet the definitional requirements for life insurance for federal income tax purposes. The Death Benefit is adjusted to reflect any unpaid Monthly Policy Charges if the Policy is in the grace period. Policy Debt is also deducted from the Death Benefit.
Northwestern Mutual will pay the Life Insurance Benefit for a Policy out of assets held in its General Account. The beneficiary may receive the Life Insurance Benefit as a cash settlement either by electing to receive a lump sum or by electing an income plan as described in the prospectus. The Life Insurance Benefit amount will include any interest credited from the date of death. An amount equal to amounts invested in the Divisions, as determined as of the date of death, will be transferred from the Separate Account to the General Account.
D.  Lapse and Reinstatement
31.    If the Cash Surrender Value is less than the Monthly Policy Charges on any Monthly Processing Date, a grace period of at least 61 days2 (or for longer periods if required by your state or as described in the prospectus) is allowed for the payment of sufficient premium to keep the Policy in force. The grace period begins on the date Northwestern Mutual sends notice to a Policy Owner. The notice will state the minimum payment amount required to keep the Policy in force and the date by which the premium must be paid. The Policy will terminate without value unless the required amount is paid before the grace period expires. Payments received in good order before the close of trading on the NYSE on a Valuation Date are deemed to be received and credited on that Valuation Date. If they are received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date. If the Insured dies during the grace period, the Death Benefit proceeds will be reduced by the amount of the unpaid Monthly Policy Charges.
32.    A lapsed Policy may be reinstated while either of the Insureds is alive within three years after the Policy terminated, or longer if required by state insurance law. Reinstatements can be made by paying an amount equal to the monthly charges that were due and unpaid prior to the end of the Policy Grace Period and premium to cover charges for three more months. Reinstatement may also be conditional upon evidence of insurability. If Northwestern Mutual approves the application for reinstatement, the effective date of the reinstated Policy will be the Monthly Processing Date on which the reinstatement application is received in good order at Northwestern Mutual’s Home Office, but if the application is not received on a Monthly Processing Date, on or after the close of trading on the NYSE on a Monthly Processing Date, then the reinstated Policy will be effective on the next Monthly Processing Date. Any Policy debt that was outstanding when the Policy terminated will also be reinstated.
Upon reinstatement, the Policy Date will not change. On the effective date of the reinstatement, the Policy Value will be equal to the sum of the Net Premium paid upon reinstatement and any Policy Debt, minus the sum of all Monthly Policy Charges due and unpaid prior to the expiration of the Policy Grace Period and the Monthly Policy Charge due on the reinstatement effective date. On the later of the effective date of reinstatement or the date the application for reinstatement is approved, Northwestern Mutual will allocate the Policy Value less any Policy Debt among the Separate Account Divisions and, if applicable, any available fixed account option, based on the allocation instructions then in effect, if such date is a Valuation Date. If such date is not a Valuation Date, then Northwestern

Mutual will allocate the amount on the next Valuation Date. If a surrender charge was assessed at the time of the lapse, upon reinstatement the Policy Value will include a credit for such surrender charge and the same schedule on the Policy will apply.
E.  Paid-Up Insurance
33.    If available in your state, upon written request to the Company, a Policy Owner may make an irrevocable election to convert their Policies to Paid-Up insurance. The Cash Surrender Value must be at least $1,000 and the Policy must have been in force for at least 18 months from the Policy Date. If the request is received in good order at the Home Office on a Monthly Processing Date, the effective date of change to Fixed Paid-Up insurance will be that date. If the request is not received on a Monthly Processing Date, the change will be effective on the next Monthly Processing Date. Any applicable surrender charges will be deducted as of the effective date.
F.  Exchange for a Fixed-Benefit Policy
34.    Northwestern Mutual currently allows a Policy Owner to exchange its Policy for a life insurance policy that does not vary with the investment experience of the Separate Account for any reason for a certain period of time after the Date of Issue according to our procedures or as required by state law. Northwestern Mutual may modify or terminate this accommodation at any time with or without notice unless state law or the terms of the policy provide for such an exchange. A Policy Owner may also exchange for a fixed-benefit Policy under certain circumstances if a Fund changes its investment adviser or makes a material change to the investment policies of a Portfolio that is approved by a Policy Owner. A Policy Owner will be given notice of any such change and will have 60 days to make the exchange. There may be a cost associated with the exchange.
G.  Policy Loans and Loan Repayments
35.   The Policies provide that a Policy Owner may borrow from Northwestern Mutual. The maximum loan value is 90% of the excess of the Policy Value over any applicable surrender charge. If a Policy loan is already outstanding, the maximum amount that can be taken as a new loan is the maximum loan value, less the existing Policy debt.
36.    The Policy provides that loans will be made upon written request. If Northwestern Mutual receives a written request for a loan at the Home Office in good order before the close of trading on the NYSE on a Valuation Date, the loan will be effective as of the close of trading on that Valuation Date. If the request is received on or after close of trading on a Valuation date or on a non-Valuation Date, the loan will be effective on the next Valuation Date.
The loan date will be the date on which the check for the loan proceeds is issued. Northwestern Mutual will take an amount equal to the loan (“loan amount”) from the Separate Account Divisions in proportion to current allocations in the Divisions, with any excess coming from any available fixed account option. Northwestern Mutual will also deduct a Policy Debt Expense Charge on each Monthly Processing Date while there is Policy Debt. A Policy loan, even if repaid, will have a permanent effect on the Policy Value, the Cash Surrender Value, and the Death Benefit because the loan amounts do not participate in the Separate Account’s investment results while the loan is outstanding. Northwestern Mutual will deduct any Policy Debt from the Policy Value upon surrender and from the Life Insurance Benefit payable on the Insured’s death.
37.    Interest on a Policy loan accrues on a daily basis. The Policy loan rate is set by Northwestern Mutual on January 1st of each year and the maximum rate shall not exceed the greater of the minimum guaranteed annual effective interest rate for the SAS Account Tier One Balance plus 1% (or 2.5%) or the Moody’s Corporate Bond Yield Averages-Monthly Average Corporate rate for the immediately preceding October (or substantially similar average established by the insurance supervisory official of the state of issue). Northwestern Mutual will not change the rate unless the maximum rate of interest is 0.5% or more above or below the then-current loan interest rate. Northwestern Mutual will give notice of the initial loan interest rate in effect at the time a Policy loan is made and if there is a change in loan interest rate no later than 30 days before the January 1st on which the change takes effect. Interest is due on each Policy anniversary. If interest is not paid when due, it is added to the principal. The Policy may terminate if the Cash Surrender Value is less than the monthly policy charges on a monthly processing date. In the event of termination, written notice will be mailed to a Policy Owner of the Policy at least 61 days before the termination date. The notice will state the amount which must be paid to keep the Policy in force.
38.    Policy loans, including any accrued interest outstanding, may be repaid in whole or in part, at any time while the Insured is alive, and the Policy is in force. Upon each such payment, assuming no collateral was taking from any available fixed account option, Northwestern Mutual will transfer an amount equal to the payment amount from its General Account to the Separate Account Divisions in proportion to the Premium Payment allocation instructions then in effect. Northwestern Mutual will credit those payments when it receives them in its Home Office. If the payments are received in good order before the close of trading on the NYSE on a Valuation Date, Northwestern Mutual will process loan payments on that Valuation Date. If Northwestern Mutual receives the payment on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, the payment will be processed on the next Valuation Date.
If there is Policy Debt, payments received at our Home Office may be treated as payments to reduce Policy Debt unless designated as Premium Payments.
H.  Deferral of Determination and Payment
39.    Northwestern Mutual will ordinarily pay Policy Benefits within seven days after all required documents are received at its Home Office. However, we may defer determination and payment of benefits if:
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the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
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the SEC permits, by an order, the postponement of any payment for the protection of a Policy Owner;
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the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable; or
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under SEC rules, the Government Money Market Portfolio suspends payments of redemption proceeds in connection with a liquidation of the Portfolio, we will delay the Portfolio’s portion of the payment of any transfer, partial surrender, or surrender, death benefit until the Portfolio is liquidated.
40.    In reliance on relief from the SEC staff (“SEC Relief”), we may temporarily delay the payment of proceeds from a surrender, withdrawal or Policy loan attributable to the Divisions if we reasonably believe that financial exploitation of the Policy Owner, who is (i) age 65 or older, or (ii) age 18 or older who we reasonably believe has a mental or physical impairment that renders them unable to protect their own interests, has occurred, is occurring, has been attempted, or will be attempted. Subject to the conditions of the SEC Relief, payment of the proceeds may be delayed for up to 55 Valuation Dates. During the period of any such payment delay, the proceeds will be held in the Division of the Separate Account that invests in the Government Money Market Portfolio as we investigate and work with appropriate regulatory and other lawful authorities to resolve the matter. No later than two Valuation Dates after the temporary hold has been imposed, we will provide oral or written notice of the temporary hold and the reason for the temporary hold to the Policy Owner, a trusted contact person the Policy Owner previously identified to us and any other person(s) eligible to submit orders related to the Policy, unless we suspect that other person(s) of having engaged in, engaging in, having attempted or attempting financial exploitation of the Policy Owner.
41.   When the Policy is in force as Paid-Up insurance, Northwestern Mutual may defer paying the Cash Surrender Value for up to six months from the date of surrender. If payment is deferred for 30 days or more, interest will be paid on the Cash Surrender Value at an annual effective rate of 4% from the date of surrender to the date of payment. Northwestern Mutual may also defer payment of a Policy loan or withdrawal for up to six months.
42.    If a Policy Owner submits a check or draft to our Home Office, Northwestern Mutual has the right to defer payment of the Life Insurance Benefit, surrender, withdrawal, loan, or payment plan proceeds until the check or draft has been honored.
43.    To the extent it is disclosed in the prospectus, Northwestern Mutual may defer payment of the Life Insurance Benefit if it legitimately needs time to determine the proper beneficiaries.
44.    If mandated under applicable law, Northwestern Mutual may be required to freeze a Policy Owner’s Policy Value and thereby refuse to pay any requests for transfer, withdrawal, surrender, loans, or the Life Insurance Benefit, until instructions are received from the appropriate regulatory or other lawful authority. Northwestern Mutual may also be required to provide additional information about a Policy Owner, a Policy Owner’s Policy, and a Policy Owner’s trading activities to government regulators.
45.   Payments payable under Northwestern Mutual’s state escheatment procedures may be subject to different standards.

[1]
Arizona Governing Committee, Etc. v. Norris, 103 S. Ct. 3492 (1983).
[2]
In administering the Policies Northwestern Mutual intends to use a 66-day period, instead of 61 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when a Policy Owner attempts to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern Mutual’s fixed benefit insurance policies and will be administered consistently. When the 66 days have expired and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 61 days. Notwithstanding these internal procedures, the Policy is no longer in force upon the expiration of the grace period and the Death Benefit is determined accordingly if the insured dies thereafter regardless of whether the internal procedure have been implemented prior to the date of death.